UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2013

Commission File No.: 001-35681

AMIRA NATURE FOODS LTD

29E, A.U. Tower
Jumeirah Lake Towers
Dubai, United Arab Emirates

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Other Events

On June 19, 2013, Karan A. Chanana, Chairman and Chief Executive Officer of Amira Nature Foods Ltd (“ANFI”), advised ANFI that on June 18, 2013, he had purchased 12,000 ordinary shares of ANFI in secondary market transactions at the then prevailing market price of $8.50 per share. Mr. Chanana further advised that he may make additional purchases in the near future, all in accordance with the ANFI insider trading policy and related corporate governance policies. Following completion of the June 18, 2013 purchase, Mr. Chanana beneficially owns 26,752,487, or 74.8%, of ANFI ordinary shares, assuming the exercise of securities or rights to purchase ANFI ordinary shares, and the completion of Mr. Chanana’s previously disclosed purchase of that portion of Amira Pure Foods Private Limited (“Amira India”) that is not already owned by him and his affiliates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 20, 2013

AMIRA NATURE FOODS LTD

By:	/s/ Karan A. Chanana
Name:	Karan A. Chanana
Title:	Chief Executive Officer